

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

VIA E-Mail
Mr. Richard S. Lindahl
Chief Financial Officer
The Corporate Executive Board Company
1919 North Lynn Street
Arlington, Virginia 22209

> **Re:** **The Corporate Executive Board Company**
> **Form 10-K for the year ended December 31, 2012**
> **Filed on March 1, 2013**
> **File No. 001-34849**

Dear Mr. Richard S. Lindahl:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Segment Results, pages 20 – 24

1.   We note you evaluate the performance of your operating segments based on Adjusted segment revenue, Adjusted segment EBITDA, and Adjusted segment EBITDA Margin. In addition to presenting and reconciling these segment performance measures, please revise your MD&A in future periodic filings to provide an in depth discussion and analysis of these segment performance measures.   Your revised disclosures should also include a complete discussion of the reconciling items that are not allocated to each segment performance measure.   Reference is made to Question 104.02 of our Non-GAAP Interpretations.

Non-GAAP Financial Measures, pages 14 – 15

2.   We note that beginning in the third quarter of 2012 you changed your definition of non-GAAP measures.   Specifically you are now adjusting for the impact of the deferred revenue fair value adjustment, share-based compensation, and amortization of related intangibles.   Please clarify and revise future periodic filings to explain how adjusting for these items provide an enhanced insight into the financial performance of your business. In addition, it appears your change coincides with your acquisition of SHL.   Your response should explain any correlations your acquisition of SHL played in your decision to change your non-GAAP measure definitions.

Consolidated Statements Of Operations, page 31

3.   We note that you have included dividends per share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in paragraph 260-10-45-5 of the Accounting Standards Codification (ASC).

Note 19 – Segments and Geographic Areas, pages 49 – 50

4.   We note you have provided reconciliations of your segment performance measures pursuant to paragraph 280-10-50-30(b) of the ASC.   Please provide us and revise future periodic filings to describe significant reconciling items.   Your description should explain what each reconciling item represents and why management adjusts for these items in evaluating segment performance.   Reference is made to paragraphs 280-10-50-31 of the ASC.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  • the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief